UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                                  ANORMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    035910108
            ---------------------------------------------------------
                                 (CUSIP Number)


                                    Leo Kirby
                         667 Madison Avenue, 19th Floor
                               New York, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 21, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 035910108                                            Page 2 of 7 Pages
-------------------                                          -------------------

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1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Julian C. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER
SHARES
BENEFICIALLY           0
OWNED BY         ---------------------------------------------------------------
EACH             8     SHARED VOTING POWER
REPORTING
PERSON                 9,411,500
WITH             ---------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       9,411,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,411,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 035910108                                            Page 3 of 7 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Felix J. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        7     SOLE VOTING POWER
SHARES
BENEFICIALLY           25,000
OWNED BY         ---------------------------------------------------------------
EACH             8     SHARED VOTING POWER
REPORTING
PERSON                 9,411,500
WITH             ---------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       25,000
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       9,411,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,436,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

      This Amendment No. 7 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended, with respect to the common stock, no par value (the "Common Stock"), of AnorMED, Inc. (the "Company"). Except as amended and supplemented hereby, that statement remains in full force and effect.

Item 4.     Purpose of Transaction.

      At the shareholders' meeting of the Company on April 21, 2006, the slate of directors nominated by the Reporting Persons was elected by the shareholders, and immediately after the shareholders' meeting the Board of Directors elected two additional directors. The Board of Directors now consists of the following persons:

      o     Dr. Michael Abrams, President and Chief Executive Officer of the
            Company
      o     Felix J. Baker, Ph.D., Managing Member of Baker Bros. Advisors, LLC
      o     Joseph P. Dougherty, Ph.D., Managing Director of Seaview Securities
            LLC
      o Henry Fuchs, M.D., Ph.D., Executive Vice President and Chief Medical Officer, Onyx Pharmaceuticals Inc.
      o Kenneth Galbraith, President, Gigha Consulting Ltd. and Chairman of the Board of the Company
      o Dr. William Hunter, Chief Executive Officer of Angiotech Pharmaceuticals Inc.
      o     Jacques R. Lapointe, Chairman, Conjuchem Inc.
      o     I. Berl Nadler, Partner, Davies Ward Phillips & Vineberg LLP
      o     Kelvin Neu, M.D., Associate, Baker Bros. Advisors, LLC
      o Klaus Veitinger, M.D., Ph.D., Member of the Executive Board and Chief Executive Officer, U.S. & Asian Operations, Schwarz Pharma AG

      As a result of these events, the Reporting Persons no longer have any disagreements with the Board of Directors of the Company. At this time the entities named in Item 5 are holding the shares of Common Stock solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

      Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company's business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. Felix J. Baker, one of the Reporting Persons, is a director of the Company.

Item 5.     Interest in Securities of the Issuer.

      Set forth in the table below is the aggregate number of shares of Common Stock owned, including shares that may be acquired upon the exercise of options by each of the following on December 8, 2005, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 41,222,039 shares outstanding as reported on the Company's March 22, 2006 proxy circular.


                               Page 4 of 7 Pages

                                                                Percent of
                                            Number of              Class
             Name                            Shares             Outstanding
----------------------------------      ----------------      ----------------
Baker Bros. Investments, L.P.                    330,058                   0.8%
Baker Bros. Investments II, L.P.                 351,749                   0.9%
Baker Biotech Fund I, L.P.                     3,604,520                   8.7%
Baker Brothers Life Sciences, L.P.             5,013,859                  12.2%
14159, L.P.                                       83,137                   0.2%
Baker/Tisch Investments, L.P.                     28,177                   0.1%
Felix J. Baker                                    25,000                   0.0%
                                        ----------------      ----------------
Total                                          9,436,500                  22.9%


      By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Item 7.     Material To Be Filed as Exhibits.

Exhibit 1   Agreement regarding the joint filing of this statement.


                               Page 5 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2006


                                          By: /s/ Julian C. Baker
                                              ------------------------------
                                              Julian C. Baker


                                          By: /s/ Felix J. Baker
                                              ------------------------------
                                              Felix J. Baker


                               Page 6 of 7 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, no par value, of Anormed Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

May 9, 2006


                                          By: /s/ Julian C. Baker
                                              ------------------------------
                                              Julian C. Baker


                                          By: /s/ Felix J. Baker
                                              ------------------------------
                                              Felix J. Baker


                               Page 7 of 7 Pages